ADAM MCABEE

Work History

StadiumDrop, LLC

COO / Co-Founder
January 2020 - Present

FiberLight, LLC

Strategic Account Manager
Dates Employed November 2020 – Present

Verizon Wireless

Technology Specialist
Dates Employed Oct 2018 – Oct 2020

Charter Communications

Enterprise Account Executive
Dates Employed Oct 2016 – Jun 2018

T-Mobile

Account Executive
Dates Employed Mar 2016 – Oct 2016

Family Christian Stores, LLC

Store Manager
Dates Employed Mar 2013 – Mar 2016

Education

Liberty University

Lynchberg, VA
Bachelor of Religion

Greenville High School

Greenville, TX